UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934
          (Amendment No.1)*

            Triad Park, LLC (TDPK)

                    (Name of Issuer)

         Limited Liability Company Membership Interests

            (Title of Class of Securities)

                   CUSIP No. 895914101
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      August 13, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,363,200 (See Schedule A)

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,363,200 (See Schedule A)

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,363,200 (See Schedule A)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    6.9%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0- (See Schedule B)

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-  (See Schedule B)

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0- (See Schedule B)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    0.0%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    -0- (See Schedule C)

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0- (See Schedule C)

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0- (See Schedule C)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   0.0 %

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    -0- (See Schedule D)

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0- (See Schedule D)

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0- (See Schedule D)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    0.0%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     206,700 (See Schedule E)

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     206,700 (See Schedule E)

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     206,700 (See Schedule E)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    1.0%

14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO.  895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0- (See Schedule F)

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0- (See Schedule F)

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0- (See Schedule F)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

    0.0%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    8.0%

14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    8.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    8.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     8.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    8.0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    8.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   8.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    8.0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   8.0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

      8.0%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 895914101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,569,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,569,900

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,569,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    8.0%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

      This statement relates to the Limited Liability Company
Membership Interests (the "Interests) of Triad Park,
LLC  (the "Company").  The Company's
principal offices are located at 3055 Triad Drive, Livermore, California 94550.

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     (a)    This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Interests held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Interests held by it; (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Interests held by it; (iv)
Farallon Capital Institutional Partners III, L.P., a Delaware
limited partnership ("FCIP III"), with respect to the
Interests held by it; (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum", collectively with FCP,
FCIP, FCIP II and FCIP III, the "Partner-
ships"), with respect to the Interests held by it;
(vi) Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect to the
Interests held by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore"), and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts"); (vii) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC"), with respect to the Interests held by each of the entities named in (i) through (v) above; (viii) each of
Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder

PAGE

("Fremder"), William F. Mellin ("Mellin"), Stephen L.
Millham ("Millham"), Meridee A. Moore ("Moore") and
Thomas F. Steyer ("Steyer"), with respect to the Interests held by each of the entities named in (i) through (vi) above; and
(ix) Fleur E. Fairman ("Fairman") with respect to the Interests held by each of the entities named in (i) through (v) above
(FCP, FCIP, FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC,
Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

     The name, address, principal business, state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Interests reported hereby for FCP, FCIP, FCIP II, FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing memebers of FPLLC and FCMLLC, to be the beneficial owner of all such Interests. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Interests other than the Interests owned by the Managed Accounts.
FCMLLC may be deemed to be the beneficial owner of all such Interests owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman,
Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Interests.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is Craigmuir Chambers,
P.O. Box 71, Road Town, Tortola, British Virgin Islands.

PAGE

      (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

      (d)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other
          Consideration.

     Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

     The net investment cost (including commissions) is $870,414.00 for the 1,363,200 Interests held by FCP and $129,187.50 for the 206,700 Interests held by Tinicum.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman Sachs & Co.;
and (iii) with respect to FCP and Tinicum, from working capital, from

PAGE
borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. and/or from borrowings pursuant to separate revolving credit agreements entered into by each of FCP and Tinicum with ING (U.S.) Capital Corporation. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman
Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Interests.

Item 4.  Purpose of the Transaction.

     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     The purpose of the acquisition of the Interests is for investment, and the acquisitions of the Interests by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purposes of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Interests, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Interests or dispose of any or all of its Interests depending upon an ongoing evaluation of the investment in the Interests, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

     Also, consistent with the investment purpose, the Reporting
Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

PAGE

    Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
 (a) through (j),inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and or/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     A.     Farallon Capital Partners, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 19,708,123 Interests outstanding as of June 30, 1997 as reported by the Company in its Form 10QSB filed with the Securities and Exchange Commission on August 11, 1997.

            (c)     The trading dates, number of Interests
purchased or sold and the price per Interest for all purchases and sales of the Interests are set forth on Schedule A hereto and are incorporated herein by reference. As indicated on such Schedule, such trades were either open-market or privately-negotiated transactions. The transfer date and number of Interests transferred for each transaction which is not a purchase or sale is set forth on Schedule A and are incorporated herein by reference.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Interests. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      B.    Farallon Capital Institutional Partners, L.P.

PAGE

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

            (c)     The trading dates, number of Interests
purchased or sold and the price per Interest for all purchases and sales of the Interests are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were private transactions. The transfer date and number of Interests transferred for each transaction which is not a purchase or sale is set forth on Schedule B and are incorporated herein by reference.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Interests. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      C.   Farallon Capital Institutional Partners II,
L.P.
            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
II is incorporated herein by reference.

            (c)     The trading dates, number of Interests
purchased or sold and the price per Interest for all purchases and sales of the Interests are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were private transactions. The transfer date and number of Interests transferred for each transaction which is not a purchase or sale is set forth on Schedule C and are incorporated herein by reference.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Interests. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)      Not applicable.

     D.    Farallon Capital Institutional Partners III, L.P.

PAGE

            (a), (b) The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

            (c)     The trading dates, number of Interests
purchased or sold and the price per Interest for all purchases and sales of the Interests are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were private transactions. The transfer date and number of Interests transferred for each transaction which is not a purchase or sale is set forth on Schedule D and are incorporated herein by reference.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Interests. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

     E.    Tinicum Partners, L.P.

            (a), (b) The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

            (c)     The trading dates, number of Interests
purchased or sold and the price per Interest for all purchases and sales of the Interests are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were private transactions. The transfer date and number of Interests transferred for each transaction which is not a purchase or sale is set forth on Schedule E and are incorporated herein by reference.

            (d)     FPLLC as General Partner has the
power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Interests. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      F.    Farallon Capital Management, L.L.C.

PAGE

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c)     The trading dates, number of Interests
purchased or sold and the price per Interest for all purchases and sales of the Interests are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were private transactions. The transfer date and number of Interests transferred for each transaction which is not a purchase or sale is set forth on Schedule F and are incorporated herein by reference.

            (d)     FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts.
Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin,
Millham, and Moore are managing members of FCMLLC.

            (e)     Not applicable.

      G.    Farallon Partners, L.L.C.

            (a), (b)     The information set forth in rows
7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Interests. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

     H.     Enrique H. Boilini

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

            (c)     None.

PAGE

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     I.     David I. Cohen

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts.
Cohen is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     J.     Joseph F. Downes

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

PAGE

      K.     Fleur E. Fairman

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests. Fairman is a managing member of FPLLC.

            (e)     Not applicable.

     L.     Jason M. Fish

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     M.     Andrew B. Fremder

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

           (c)     None.

           (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts.
Fremder is a managing member of FCMLLC and FPLLC.

PAGE

            (e)     Not applicable.

      N.    William F. Mellin

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts.
Mellin is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     O.     Stephen L. Millham

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts.
Millham is a managing member of FCMLLC and FPLLC.


            (e)     Not applicable.

     P.     Meridee A. Moore

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)     None.

PAGE

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts.
Moore is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     Q.     Thomas F. Steyer

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Interests.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Interests held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)     Not applicable.


     The Interests reported hereby for FCP,
FCIP, FCIP II, FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and
Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Interests.
Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Interests other than the Interests owned by the Managed Accounts. FCMLLC may be deemed to be the beneficial owner of all such Interests owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen,
Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such Interests.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

    Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons

PAGE
and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

     Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P.FARALLON CAPITAL
              INSTITUTIONAL PARTNERS
                    III, L.P.and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

PAGE

                                                ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC and FPLLC is the following: (f) name;
(g) business address; (h) principal occupation; and
(i) citizenship.

1.     (a)    Farallon Capital Management, L.L.C.
        (b)   One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
       (c)    Serves as investment adviser to various
                managed accounts
       (d)    Delaware limited liability company
       (e)    Managing Members: Thomas F. Steyer, Se-
               nior Managing Member; Enrique H. Boilini,
        David I. Cohen, Joseph H. Downes, Jason M.
        Fish, Andrew B. Fremder, William F. Mellin, Stephen L.
               Millham and Meridee A. Moore, Managing
               Members.

2.     (a)    Farallon Partners, L.L.C.
        (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
        (c)    Serves as general partner to investment
                partnerships
        (d)    Delaware limited liability company
        (e)    Managing Members:  Thomas F. Steyer,
                Senior Managing Member; Enrique H. Boilini,
                David I. Cohen, Joseph H. Downes, Fleur E.
                Fairman, Jason M. Fish, Andrew B. Fremder,
                William F. Mellin, Stephen L. Millham and
                Meridee A. Moore, Managing Members.

3.     (a)    Enrique H. Boilini
        (b)    c/o Farallon Capital Management, L.L.C.
                75 Holly Hill Lane
                Greenwich, CT 06830
        (c)    Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
       (d)    Argentinean Citizen

4.     (a)    David I. Cohen
        (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
        (c)    Managing Member of Farallon
                Partners,L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.

PAGE

        (d)     South African Citizen

5.     (a)   Joseph F. Downes
        (b)   c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

6.     (a)   Fleur E. Fairman
        (b)  993 Park Avenue
               New York, New York  10028
        (c)  Managing Member of Farallon Partners,
               L.L.C.
        (d)  United States Citizen

7.     (a)   Jason M. Fish
        (b)   c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)   United States Citizen

8.     (a)   Andrew B. Fremder
        (b)   c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon
               Partners, L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.
       (d)    United States Citizen

9.    (a)    William F. Mellin
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)   United States Citizen

10.    (a)  Stephen L. Millham
         (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111

PAGE

       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

11.    (a)   Meridee A. Moore
         (b)   c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
        (c)    Managing Member of Farallon Partners,
                L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

12.    (a)    Thomas F. Steyer
         (b)    c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
         (c) Senior Managing Member of Farallon Part-ners, L.L.C.; Senior Managing Member of
                  Farallon Capital Management, L.L.C.
         (d)    United States Citizen

PAGE

                                              EXHIBIT  1

         to SCHEDULE 13D

                JOINT ACQUISITION STATEMENT
                PURSUANT TO RULE 13D-(f)(1)


      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: August 21, 1997

                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P.,
              FARALLON CAPITAL INSTITUTIONAL
              PARTNERS III, L.P., and TINICUM
                    PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as attorney-in-fact
                    for each of Enrique H. Boilini, David
                    I. Cohen, Joseph F. Downes, Fleur E.
                    Fairman, Jason M. Fish, Andrew B.
                    Fremder, William F. Mellin, Stephen
                    L. Millham, and Meridee A. Moore.

                        SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

          NO. OF
               INTERESTS
          SOLD ("S")
          PURCHASED ("P")
          OR OTHERWISE   PRICE
TRADE DATE    ACQUIRED ("A")       PER INTEREST
                             (Including
                              commission)


     02/27/97  470,200(A) <1> $0.625

     05/16/97  166,756(S) <2> $0.625

     05/16/97  940,956(P) <2> $0.625

     08/12/97  20,000(P) <3>  $0.78

     08/13/97  98,800(P) <3>  $0.78


<1> The Interests were acquired in connection with the
spin-off by Cooperative Computing, Inc. (formerly known as Triad Systems Corporation ("Triad")) of the Company to the shareholders of record of Triad as of February 26, 1997.

<2> The Interests were transferred in a privately-negotiated transaction consummated on May 16,1997; however, the transfer agent may or may not yet have recorded such transfer.

<3> This transaction was an open-market transaction.


PAGE

                        SCHEDULE B

         FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

          NO. OF
               INTERESTS
          SOLD ("S")
          PURCHASED ("P")
          OR OTHERWISE   PRICE
TRADE DATE    ACQUIRED ("A")       PER INTEREST
                             (Including
                              commission)

     02/27/97  414,656(A) <1> $0.625

     05/16/97  414,656(S) <2> $0.625




<1> The Interests were acquired in connection with the
spin-off by Cooperative Computing, Inc. (formerly known as Triad Systems Corporation ("Triad")) of the Company to the shareholders of record of Triad as of February 26, 1997.


<2> The Interests were transferred in a privately-negotiated transaction consummated on May 16,1997; however, the transfer agent may or may not yet have recorded such transfer.



PAGE

                        SCHEDULE C


        FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

          NO. OF
               INTERESTS
          SOLD ("S")
          PURCHASED ("P")
          OR OTHERWISE   PRICE
TRADE DATE    ACQUIRED ("A")       PER INTEREST
                             (Including
                              commission)

02/27/97  110,200(A) <1> $0.625

05/16/97  110,200 (S) <2>     $0.625





<1> The Interests were acquired in connection with the
spin-off by Cooperative Computing, Inc. (formerly known as Triad Systems Corporation ("Triad")) of the Company to the shareholders of record of Triad as of February 26, 1997.

<2> The Interests were transferred in a privately-negotiated transaction consummated on May 16,1997; however, the transfer agent may or may not yet have recorded such transfer.

PAGE

                         SCHEDULE D

 FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

          NO. OF
               INTERESTS
          SOLD ("S")
          PURCHASED ("P")
          OR OTHERWISE   PRICE
TRADE DATE    ACQUIRED ("A")       PER INTEREST
                             (Including
                              commission)

02/27/97  34,344(A) <1>  $0.625

05/16/97  34,344(S) <2>  $0.625



<1> The Interests were acquired in connection with the
spin-off by Cooperative Computing, Inc. (formerly known as Triad Systems Corporation ("Triad")) of the Company to the shareholders of record of Triad as of February 26, 1997.



<2> The Interests were transferred in a privately-negotiated transaction consummated on May 16,1997; however, the transfer agent may or may not yet have recorded such transfer.

PAGE

                         SCHEDULE E

                   TINICUM PARTNERS, L.P.

          NO. OF
               INTERESTS
          SOLD ("S")
          PURCHASED ("P")
          OR OTHERWISE   PRICE
TRADE DATE    ACQUIRED ("A")       PER INTEREST
                             (Including
                              commission)

02/27/97  66,700(A) <1>  $0.625

05/16/97  30,155(S) <2>  $0.625

05/16/97  170,155(P) <2> $0.625

<1> The Interests were acquired in connection with the
spin-off by Cooperative Computing, Inc. (formerly known as Triad Systems Corporation ("Triad")) of the Company to the shareholders of record of Triad as of February 26, 1997.

<2> The Interests were transferred in a privately-negotiated transaction consummated on May 16,1997; however, the transfer agent may or may not yet have recorded such transfer.

PAGE

                        SCHEDULE F

               FARALLON CAPITAL MANAGEMENT, L.L.C.

          NO. OF
               INTERESTS
          SOLD ("S")
          PURCHASED ("P")
          OR OTHERWISE   PRICE
TRADE DATE    ACQUIRED ("A")       PER INTEREST
                             (Including
                              commission)

02/27/97  260,100(A) <1> $0.625

05/16/97  260,100(S) <2> $0.625

02/27/97  14,500(A) <1>  $0.625

05/16/97  14,500(S) <2>  $0.625

02/27/97  80,400(A) <1>  $0.625

05/16/97  80,400(S) <2>  $0.625

<1> The Interests were acquired in connection with the
spin-off by Cooperative Computing, Inc. (formerly known as Triad Systems Corporation ("Triad")) of the Company to the shareholders of record of Triad as of February 26, 1997.

<2> The Interests were transferred in a privately-negotiated transaction consummated on May 16,1997; however, the transfer agent may or may not yet have recorded such transfer.